Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross provides global update on COVID-19 response planning and financial position

(All dollar figures are unaudited and in U.S. dollars)

Toronto, Ontario, April 1, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) continues to implement comprehensive and proactive measures to respond to the COVID-19 pandemic. While the Company cannot predict the future impact of the pandemic on its global operations, all Kinross mines continue to operate and have not been materially impacted to date (see Appendix A).

The Company has taken preventative actions and put contingency plans in place at all sites that prioritize and protect the health and safety of employees, their families and host communities. In late January 2020, the Company created a cross-functional COVID-19 Task Force to initiate planning and preparation, following the advice of health authorities and expert medical and travel advisers. Since then, numerous initiatives have been implemented in response to the pandemic. These include:

•	rigorous and extensive social distancing practices;
•	remote working where possible;
•	increased medical preparedness;
•	banning non-essential business travel;
•	continuous promotion of hygienic practices recommended by health authorities;
•	increased cleaning and disinfection, and;
•	increased support to employees and communities.

Kinross continues to also work closely with host governments and local health authorities to ensure proper protocols are followed during the ongoing crisis.

Business continuity plans have been prepared and implemented for each site to mitigate operational and supply chain risk. To help mitigate operational risks, the Company has implemented screening, isolation and quarantine procedures for all employees arriving at Kinross’ remote camp-based sites, adjusted rotation schedules and is limiting site access, among other measures. In the supply chain area, mitigation measures include initiating a process to increase stocks of key consumables to at least three months on hand, ordering additional critical spares, assessing potential disruptions, and identifying alternative sources of supply.

Kinross continues to maintain a strong financial position and liquidity. As a precautionary measure to protect against economic and business uncertainties caused by the pandemic and subsequent government actions, Kinross drew down $750 million from its $1.5 billion revolving credit facility on March 20, 2020. The Company does not currently plan to deploy the funds given its strong financial position. As of March 31, 2020, Kinross has more than $1 billion in cash and cash equivalents, reflecting cash flow from operations in Q1 2020 offset by payments related to the Chulbatkan acquisition, a tax payment in Brazil, a semi-annual interest payment for Kinross’ senior notes, and repayment of the amount drawn on the credit facility at December 31, 2019.

As previously planned, Kinross has submitted a drawdown notice for $200 million on the $300 million Tasiast project financing facility. The first funds are expected in mid-April 2020. The financing, which was signed on December 16, 2019, is an asset recourse loan with the IFC (a member of the World Bank Group), Export Development Canada, ING Bank and Société Générale.

At this time, the Company has total debt of approximately $2.5 billion, and net debt1 of less than $1.5 billion. The Company has no debt maturities until September 2021. Despite the Company’s strong financial position, Kinross continues to plan for the potential impact of a wide range of outcomes on its financial position and balance sheet, including reviewing discretionary capital expenditures.

1 Net debt is a non-GAAP financial measure defined as “Long-term debt and credit facilities” less “Cash and cash equivalents.”

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross has also continued to assess the potential impacts of the pandemic on its 2020 production and cost guidance. While the crisis has had no material impacts on the Company’s operations to date, Kinross has decided to withdraw its full-year 2020 guidance. The Company believes this is the prudent approach given the pandemic’s significant impact on the world economy, the implications of government-mandated constraints on financial, commercial and business activities, and the potential for further business disruptions and global health impacts. Favourable fuel prices and foreign exchange rates are expected to provide offsets to some of the incremental costs resulting from Kinross’ contingency measures. The Company will continue to target the safe delivery of its operating plans, notwithstanding the potential impacts of the global crisis.

For the first quarter of 2020, the Company expects gold sales to be slightly lower than production due to the impacts of the global crisis on timing of sales and metal shipments. Kinross is actively managing its metal shipments to mitigate impacts of the suspension, or risk of suspension, of operations at several refineries. Alternate transportation channels have been secured and further contingency plans are being prepared. Kinross’ preliminary Q1 2020 production, which has been impacted in part by crisis-related contingency measures, is expected to be approximately 560,000 Au eq. oz., with sales of approximately 540,000 Au eq. oz. Preliminary cost of sales per ounce sold for Q1 2020 is expected to be at the higher end of the original annual guidance range.

“During these challenging times, I would like to thank all our employees around the world who have stepped up and worked long hours under difficult circumstances to keep our people safe and our sites operating. I would also like to thank our host governments, including Mauritania and Russia, for supporting our Company as we work to manage and respond to this unprecedented global crisis,” said J. Paul Rollinson, President and CEO. “We are continuously looking at implementing more precautionary and mitigation measures across our Company to protect our employees, their families and our host communities. We are also focused on ensuring our business continuity plans are sound, and that we are as prepared as possible in this rapidly evolving crisis.”

President and CEO J. Paul Rollinson will today participate in a fireside chat with Greg Barnes, Managing Director, Head of Mining Research at TD Securities Inc., to discuss Kinross’ global response to the COVID-19 crisis. The link to the fireside chat will be available at 3 p.m. ET today in the Events and COVID-19 sections at www.kinross.com.

For more information on the Company’s COVID-19 response, visit: https://www.kinross.com/news-and-investors/covid-19/

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Appendix A: Kinross operations and projects (As of March 31, 2020)

Operation	Location	Status	Government decree
Round Mountain	Nevada, U.S.A.	Operating	Mining considered essential as part of State of Nevada regulations issued on March 20, 2020.
Bald Mountain	Nevada, U.S.A.	Operating	Mining considered essential as part of State of Nevada regulations issued on March 20, 2020.
Fort Knox	Alaska, U.S.A.	Operating	Mining considered essential as part of State of Alaska declaration on March 27, 2020.
Paracatu	Minas Gerais, Brazil	Operating	Brazil’s Ministry of Mines and Energy has declared mining essential.
Tasiast	Mauritania	Operating	Government of Mauritania and the Company have discussed their common desire to ensure the continuation of operations. Tasiast exempted on a case-by-case basis from government limits on domestic people movement.
Kupol - Dvoinoye	Chukotka, Russia	Operating	Mines not required to close as part of five day national work stoppage (commenced March 26, 2020).
Chirano	Ghana	Operating	Mining employees excluded in new act passed by Government of Ghana on March 20, 2020 that gives power to limit movement of people in times of disaster.

Project	Location	Status	Government decree
Fort Knox Gilmore	Alaska, U.S.A.	Ongoing	Mining considered essential as part of State of Alaska declaration on March 27, 2020.
Tasiast 24k	Mauritania	Ongoing	Government of Mauritania and the Company have discussed their common desire to ensure the continuation of operations. Tasiast exempted on a case-by-case basis from government limits on domestic people movement.
Chulbatkan	Khabarovsk, Russia	Ongoing	Mines not required to close as part of five day national work stoppage (commenced March 26, 2020).
La Coipa Restart	Atacama region, Chile	Ongoing	Mining projects not required to halt as part of Government of Chile’s declaration on March 22, 2020.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “continue”, “estimate”, “expect”, “goal”, “guidance”, “initiate”, “mitigate”, “plan”, “potential”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, guidance for production, production costs of sales forecasts for the Company meeting expectations; the continued operation of the Company’s mines; the Company’s financial position; the availability of the Company’s Tasiast project financing; as well as the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: operational or financial impacts resulting from the COVID-19 outbreak, the Company’s financial position; the availability of the Company’s Tasiast project financing; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity) and in currency exchange rates; the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; escalation of travel restrictions on people or products; adverse changes in our credit ratings or access to credit and capital markets; and reductions in the ability of the Company to transport and refine doré. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

Source: Kinross Gold Corporation

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